UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 14, 2005

WHIRLPOOL CORPORATION

(Exact name of registrant as Specified in Charter)

Delaware	1-3932	38-1490038
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 M63 North, Benton Harbor, Michigan	49022-2692
(Address of Principal Executive Offices)	(Zip Code)

(269) 923-5000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Compensation arrangements with newly promoted executives.

As discussed below in Item 5.02, the Corporation announced, effective January 1, 2006, the promotions of David L. Swift to the newly created position of President, Whirlpool North America and the promotion of Michael A. Todman to the newly created position of President, Whirlpool International.

In connection with these promotions, the Human Resources Committee of Whirlpool’s Board of Directors increased Mr. Swift’s annual base salary for 2006 from $570,000 to $700,000 and Mr. Todman’s from $545,000 to $650,000. At the same time, the Committee approved an increase in the annual bonus target award under Whirlpool’s annual incentive compensation plan (“PEP”) for each officer from 80% to 85% of base salary. Under the terms of PEP, compensation for executive officers is based on meeting a corporate performance target and can be reduced by the Committee based on its evaluation of the Company’s performance measured against financial, customer, and employee objectives and the individual performance of the senior leader under the Committee’s balanced scorecard approach. In addition, the Committee approved an increase in the target compensation award for each officer under Whirlpool’s long-term incentive compensation plan (“SEP”) for the 2006 to 2008 performance period from 150% to 175% of annual base salary. The Committee approved a payout format for each officer of 50% in phantom restricted stock and 50% in stock options if the financial and strategic performance targets set by the Committee under SEP are met. Finally, the Committee approved an increase in the stock ownership guideline for Messer’s Swift and Todman from 4 times annual base salary to 5 times annual base salary.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On December 14, 2005 the Corporation announced that the Board of Directors had, effective January 1, 2006, elected David L. Swift as a director of the Corporation and promoted him to the newly created position of President, Whirlpool North America and had elected Michael A. Todman as a director of the Corporation and promoted him to the newly created position of President, Whirlpool International.

Mr. Swift, 47, has been with the Corporation since 2001 as the Executive Vice President, North American Region. Prior to that, Mr. Swift was President, Kodak Professional, Eastman Kodak Corporation. Mr. Todman, 48, joined the company in 1993 and has served in various senior leadership roles of increasing responsibility. He is currently Executive Vice President and President, Whirlpool Europe and has held that position since 2001. In conjunction with the promotions of Messer’s Swift and Todman on January 1, 2006, Jeff M. Fettig, Chairman of the Board, President, and Chief Executive Officer will relinquish the position of President.

Item 9.01. Financial Statements and Exhibits

99.1	Copy of press release dated December 14, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION

Date: December 15, 2005	By:	/s/ Robert T. Kenagy
	Name:	Robert T. Kenagy
	Title:	Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated December 14, 2005